VICTORY PORTFOLIOS IV

DISTRIBUTION AND SERVICE PLAN

CLASS R SHARES

This Distribution and Service Plan (the “Plan”) is adopted as of December 16, 2024, in accordance with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by Victory Portfolios IV, a Delaware statutory trust (the “Trust”), on behalf of the Class R shares, a class of shares of its individual series (each a “Fund” and collectively, the “Funds”) as set forth on Schedule I attached hereto, as may be amended from time to time, subject to the following terms and conditions. The Plan has been approved by a majority of the Board of Trustees the Trust (the “Board”), including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”), in accordance with applicable law.

Section 1. Annual Fees

Distribution and Service Fees. Each Fund will pay to the distributor of its shares, Victory Capital Services, Inc. (the “Distributor”), a fee for distribution, distribution-related services and other administrative services permitted under the Rule (the “Distribution and Service Fee”) at the annual rates set forth on Schedule I attached hereto, as compensation without regard to the cost of the services.

The Distributor may use the Distribution and Service Fee for, distribution, distribution- related services and other administrative services permitted under the Rule performed in connection with the offering and sale of shares of Class R shares, either directly or indirectly by financial institutions or other industry professionals (collectively, “Intermediaries”), pursuant to an agreement between the Distributor and an Intermediary.

For administrative convenience, the Fund may pay a Distribution and Service Fee under this Plan directly to an Intermediary at the direction of the Distributor.

Adjustment to Distribution and Service Fees. Class R shares of any Fund may pay a Distribution and Service Fee at a lesser rate than the rate specified on Schedule I attached hereto as agreed upon by the Board and the Distributor, and approved in the manner specified in Section 3 of the Plan.

Payment of Distribution and Service Fees. The Distribution and Service Fee will be calculated daily and paid monthly by each Fund with respect to the Class R shares at the annual rates indicated on Schedule I attached hereto.

Section 2. Distribution and Service Fees Covered by the Plan

Distribution and Service Fees under the Plan may be used:

(a)to pay for activities primarily intended to result in the sale of Class R shares, including but not limited to:

(i)costs of printing and distributing a Fund’s prospectus, statement of additional information and reports to prospective investors in the Fund;

(ii)costs involved in preparing, printing and distributing sales literature pertaining to a Fund; and

(iii)payments to salespersons and selling dealers at the time of the sale of shares, if applicable, and continuing fees to each such salesperson and selling dealers, which fee shall begin to accrue immediately after the sale of such shares;

(b)to pay persons including, but not limited to, the Funds’ transfer agent, any sub-transfer agents, or any administrators, for providing services to the Funds and their Class R shareholders including, but not limited to:

(i)maintaining shareholder accounts;

(ii)answering routine inquiries regarding a Fund;

(iii)processing shareholder transactions; and

(iv)providing any other shareholder services not otherwise provided by a Fund’s transfer agent;

(c)for an allocation of overhead and other branch office distribution- related expenses of the Distributor such as, office space and equipment, and telephone facilities;

(d)for accruals for interest on the amount of the foregoing expenses that exceed the Distribution Fee and the contingent deferred sales charge received by the Distributor;

(e)for any other costs and expenses relating to distribution and distribution-related services; and

(f)for other administrative services permitted by the Rule.

The Distribution and Service Fees described in Section 1 hereof will be paid by a Fund unless and until the Plan is terminated or not renewed with respect to a Fund or Class thereof, any distribution or service expenses incurred on behalf of a Fund in excess of payments of the Fees specified in Section 1 hereof that has accrued through the termination date are the sole responsibility and liability of the Distributor and/or Intermediaries and not an obligation of a Fund. In no case shall any Fund or Class make any payments under the Plan that exceed the maximum amounts payable under applicable Conduct Rules of the Financial Industry Regulatory Authority (FINRA).

Section 3. Indirect Expenses

While each Fund is authorized to make payments under this Plan for expenses described above, it is expressly recognized that each Fund currently pays, and will continue to pay, an investment advisory fee to its investment adviser (“Investment Adviser”) and an administration fee to its administrator (“Administrator”). To the extent that any payments made by a Fund to the Investment Adviser or Administrator, including payments of fees under an investment advisory agreement or administration agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the context of the Rule, then such payment shall be deemed authorized by this Plan.

Section 4. Approval of Trustees

Neither the Plan nor any related agreements will take effect until approved by a vote of:

(a)a majority of the Board; (b) a majority of the Qualified Trustees, cast in accordance with applicable law; and (c) to the extent required by the Rule, a vote of a majority of the outstanding voting securities of the Class R of shares of each Fund.

Section 5. Continuance of the Plan

The Plan will continue in effect for one year after the date set forth above, and thereafter for successive twelve-month periods; provided, however, that such continuance is specifically approved at least annually by the Board and by a majority of the Qualified Trustees.

Section 6. Agreements

Any agreement with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by a vote of a majority of the Qualified Trustees or by a vote of a majority of the outstanding voting securities of the Class R shares of the Fund, on not more than sixty days’ notice to any other party to the agreement, and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 7. Termination

The Plan may be terminated at any time with respect to a Fund (i) by the Trust without payment of any penalty, by the vote of a majority of the outstanding voting securities of the Class R shares of the Fund, or (ii) by a vote of the Qualified Trustees. The Plan may remain in effect with respect to a Fund even if the Plan has been terminated in accordance with this Section 7 with respect to any other Fund.

Section 8. Amendments

The Plan may not be amended with respect to any Fund so as to increase materially the amounts of the fees described in Section 1 above unless the amendment is approved by a vote of the holders of at least a majority of the outstanding voting securities of the Class R shares of that Fund. No material amendment to the Plan may be made unless approved by the Trust’s Board of Trustees in the manner described in Section 4 above.

The Plan shall become effective with respect to Class R shares of a Fund not currently listed on Schedule I attached hereto upon obtaining the requisite approvals with respect to such Class R shares of a Fund in accordance with Section 4 above.

Section 9. Selection of Certain Trustees

While the Plan is in effect: (i) the selection and nomination of the Trust’s Trustees who are not interested persons of the Trust will be committed to the discretion of the Trustees then in office who are not interested persons of the Trust; and (ii) any person who acts as legal counsel for the Trustees who are not interested persons of the Trust will be an independent legal counsel.

Section 10. Written Reports

In each year during which the Plan remains in effect, a person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement will prepare and furnish to the Trust’s Board of Trustees, and the Board will review, at least quarterly, written reports complying with the requirements of the Rule which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Section 11. Preservation of Materials

The Trust will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

Section 12. Meanings of Certain Terms

As used in the Plan, the terms “assignment,” “interested person” and “vote of a majority of the outstanding voting securities” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the U.S. Securities and Exchange Commission.

Section 13. Limitation of Liability

Notice is hereby given that this Plan has been adopted on behalf of each Fund by the Trustees in their capacity as Trustees of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

SCHEDULE I

TO THE DISTRIBUTION AND SERVICE PLAN

FOR

CLASS R SHARES OF

VICTORY PORTFOLIOS IV

This Plan shall be adopted with respect to Class R shares of the following series of Victory Portfolios IV:

	Fund Name	Rate*	Fund Name	Rate*
1	Victory Pioneer Bond Fund	0.50%
2	Victory Pioneer Equity Income Fund	0.50%
3	Victory Pioneer Fund	0.50%
4	Victory Pioneer Fundamental Growth Fund	0.50%
5	Victory Pioneer Strategic Income Fund	0.50%

*Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class R shares.

As of December 16, 2024

4896-3193-7024